File No: 333-69610
                                                                   CIK # 1123082

                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                               AMENDMENT NO. 1 TO
                                    FORM S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 311

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza
                      Oakbrook Terrace Illinois 60181-5555

     D.   Name and complete address of agents for service:

    CHAPMAN AND CUTLER                VAN KAMPEN FUNDS INC.
    Attention:  Mark J. Kneedy        Attention:  Sara L. Badler
    111 West Monroe Street            1 Parkview Plaza
    Chicago, Illinois  60603          Oakbrook Terrace, Illinois  60181-5555

     E. Title of securities being registered: Units of undivided fractional beneficial interest.

     F.   Approximate date of proposed sale to the public:



  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT
--------------------------------------------------------------------------------

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


The information in this prospectus is not complete and may be changed. No one may sell Units of the Portfolio until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

                  PRELIMINARY PROSPECTUS DATED OCTOBER 9, 2001
                              SUBJECT TO COMPLETION

                                   VAN KAMPEN
                              FOCUS PORTFOLIOS([SM])
                       A DIVISION OF VAN KAMPEN FUNDS INC.


BIOTECHNOLOGY & PHARMACEUTICAL
   PORTFOLIO
   Series 17A
   Series 17B

THE DOW[SM] INDEX PORTFOLIO
   Series 13

ENERGY PORTFOLIO
   Series 1

FOCUS VALUE PORTFOLIO
   Series 3

GREAT INTERNATIONAL FIRMS PORTFOLIO
   Series 19

INTERNET PORTFOLIO
   Series 31A
   Series 31B

MORGAN STANLEY CONSUMER
   INDEX[SM] PORTFOLIO
   Series 4A
   Series 4B

MORGAN STANLEY HIGH-TECHNOLOGY 35
   INDEX[SM] PORTFOLIO
   Series 23A
   Series 23B

SEMICONDUCTOR PORTFOLIO
   Series 9A

TELE-GLOBAL PORTFOLIO
   Series 17A
   Series 17B

--------------------------------------------------------------------------------

   Van Kampen Focus Portfolios, Series 311 includes the unit investment trusts described above (the "Portfolios"). Each Portfolio seeks to increase the value of your investment by investing in a diversified portfolio of stocks.

  Of course, we cannot guarantee that a Portfolio will achieve its objective.

                                OCTOBER 16, 2001

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.




                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

                                OCTOBER 16, 2001

                                                                                                   GREAT          THE
                                                                                     FOCUS     INTERNATIONAL   DOW 30[SM]
                                             SERIES A     SERIES B      ENERGY        VALUE       FIRMS          INDEX
PUBLIC OFFERING PRICE                       PORTFOLIOS   PORTFOLIOS    PORTFOLIO    PORTFOLIO    PORTFOLIO     PORTFOLIO
                                            ----------   ----------   ----------   ----------   ----------    ----------
Aggregate value of Securities per Unit (1) $  9.900     $     9.900   $    9.900   $    9.900   $    9.900   $     9.900
Sales charge                                     0.295        0.450        0.295        0.295        0.450   $     0.450
  Less deferred sales charge                     0.195        0.350        0.195        0.195        0.350   $     0.350
Public offering price per Unit (2)         $    10.000  $    10.000   $   10.000   $   10.000   $   10.000   $    10.000


GENERAL INFORMATION
Initial Date of Deposit.............................................................................................October 16, 2001
Mandatory Termination Date--Series A, Energy and Focus Value Portfolios...........................................January ___ , 2003
Mandatory Termination Date--Series B, The Dow 30[SM] Index and Great International Firms Portfolios...............January ___ , 2007
Record Date--Series A, Energy and Focus Value Portfolios.............................................................August 10, 2003
Distribution Date--Series A, Energy and Focus Value Portfolios.......................................................August 25, 2003
Record Dates--Series B, The Dow 30[SM] Index and Great International Firms Portfolios (4)................... June 10 and December 10
Distribution Dates--Series B, The Dow 30[SM] Index and Great International Firms Portfolios (4)..............June 25 and December 25


PORTFOLIO INFORMATION
                                                                   ESTIMATED       ESTIMATED                   ESTIMATED
                                                    AGGREGATE       INITIAL         ANNUAL      REDEMPTION   ORGANIZATION
                                      INITIAL        VALUE OF     DISTRIBUTION     DIVIDENDS     PRICE PER     COSTS PER
PORTFOLIO                             UNITS (3)   SECURITIES (1) PER UNIT (4)(5) PER UNIT (4)    UNIT (6)      UNIT (2)
---------------------------------    -----------   ------------   ------------    -----------   -----------   -----------
Biotechnology & Pharmaceutical
   Series A                                         $              $              $             $    9.705    $
Biotechnology & Pharmaceutical
   Series B                                         $              $              $             $    9.550    $
The Dow 30[SM] Index Portfolio                      $              $              $             $    9.550    $
Energy Portfolio                                    $              $              $             $    9.705    $
Focus Value Portfolio                               $              $              $             $    9.705    $
Great International Firms Portfolio                 $              $              $             $    9.550    $
Internet Series A                                   $              $              $             $    9.705    $
Internet Series B                                   $              $              $             $    9.550    $
Consumer Index Series A                             $              $              $             $    9.705    $
Consumer Index Series B                             $              $              $             $    9.550    $
High-Tech 35 Index Series A                         $              $              $             $    9.705    $
High-Tech 35 Index Series B                         $              $              $             $    9.550    $
Semiconductor Series A                              $              $              $             $    9.705    $
Tele-Global Series A                                $              $              $             $    9.705    $
Tele-Global Series B                                $              $              $             $    9.550    $

--------------------------------------------------------------------------------

(1) Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit.

(2) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Public Offering Price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, the registration statement and other documents relating to each Portfolio, federal and state registration fees and costs, initial fees and expenses of the Trustee and legal and auditing expenses. The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately three months). The estimated amount for each Portfolio is described above and is included in the "Estimated Costs Over Time" examples on the next page. The Public Offering Price also will include any accumulated dividends or cash in the Income or Capital Accounts of a Portfolio.

(3) At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units and fractional interest of each Unit in a Portfolio will increase or decrease to the extent of any adjustment.

(4) The initial Record Date for the Series B, The Dow 30[SM] Index and Great International Firms Portfolios is _____ , 2003 and the initial Distribution Date for such Portfolios is _____ , 2003. Thereafter, the Record and Distribution Dates for the Series B, The Dow 30[SM] Index and Great International Firms Portfolios will occur inJune and December of each year.

(5) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".

(6) The redemption price is reduced by any remaining deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organization and offering costs. The redemption price will not include these costs after the initial offering period.




                                    FEE TABLE
                                                                                                   GREAT          THE
                                                                                    FOCUS      INTERNATIONAL   DOW 30[SM]
TRANSACTION FEES                        SERIES A      SERIES B       ENERGY          VALUE        FIRMS          INDEX
(AS % OF OFFERING PRICE)               PORTFOLIOS    PORTFOLIOS     PORTFOLIO      PORTFOLIO     PORTFOLIO     PORTFOLIO
                                       ----------    ----------    ----------     ----------    ----------    ----------
 Initial sales charge (1)                    1.00%        1.00%          1.00%         1.00%          1.00%        1.00%
 Deferred sales charge (2)                   1.95%        3.50%          1.95%         1.95%          3.50%        3.50%
                                       ----------    ----------    ----------     ----------    ----------    ----------
 Maximum sales charge                        2.95%        4.50%          2.95%         2.95%          4.50%        4.50%
                                       ==========    ==========    ==========     ==========    ==========    ==========
 Maximum sales charge
   on reinvested dividends                   0.00%        0.00%          0.00%         0.00%          0.00%        0.00%
                                       ==========    ==========    ==========     ==========    ==========    ==========


                                                                                SUPERVISORY,
                                                                                 BOOKKEEPING
                                                        TRUSTEE'S FEE                AND              ESTIMATED TOTAL
                                                        AND OPERATING          ADMINISTRATIVE        ANNUAL EXPENSES
ESTIMATED ANNUAL EXPENSES PER UNIT                         EXPENSES                 FEES                 PER UNIT
                                                         -------------          -------------          -------------
Biotechnology & Pharmaceutical Series A                 $                       $   0.00400             $
Biotechnology & Pharmaceutical Series B                 $                       $   0.00400             $
The Dow 30[SM] Index Portfolio                          $                       $   0.00400             $
Energy Portfolio                                        $                       $   0.00400             $
Focus Value Portfolio                                   $                       $   0.00400             $
Great International Firms Portfolio                     $                       $   0.00400             $
Internet Series A                                       $                       $   0.00400             $
Internet Series B                                       $                       $   0.00400             $
Consumer Index Series A                                 $                       $   0.00400             $
Consumer Index Series B                                 $                       $   0.00400             $
High-Tech 35 Index Series A                             $                       $   0.00400             $
High-Tech 35 Index Series B                             $                       $   0.00400             $
Semiconductor Series A                                  $                       $   0.00400             $
Tele-Global Series A                                    $                       $   0.00400             $
Tele-Global Series B                                    $                       $   0.00400             $


                                                                                               5 1/4 YEARS
ESTIMATED COSTS OVER TIME (3)                           1 YEAR       3 YEARS      5 YEARS  (LIFE OF PORTFOLIO) 10 YEARS
                                                      ----------   ----------   ----------    -------------   ----------
Biotechnology & Pharmaceutical Series A               $            $            $                     N/A     $
Biotechnology & Pharmaceutical Series B               $            $            $            $                       N/A
The Dow 30[SM] Index Portfolio                        $            $            $            $                $
Energy Portfolio                                      $            $`           $                     N/A     $
Focus Value Portfolio                                 $            $            $                     N/A     $
Great International Firms Portfolio                   $            $            $            $                       N/A
Internet Series A                                     $            $            $                     N/A     $
Internet Series B                                     $            $            $            $                       N/A
Consumer Index Series A                               $            $            $                     N/A     $
Consumer Index Series B                               $            $            $            $                       N/A
High-Tech 35 Index Series A                           $            $            $                     N/A     $
High-Tech 35 Index Series B                           $            $            $            $                       N/A
Semiconductor Series A                                $            $            $                     N/A     $
Tele-Global Series A                                  $            $            $                     N/A     $
Tele-Global Series B                                  $            $            $            $                       N/A


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest all distributions at the end of each year. The Series A, Energy and Focus Value Portfolio examples assume that you reinvest your investment into a new trust when the Portfolio terminates at the end of each 15-month period. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1) The initial sales charge is the difference between the maximum sales charge and the deferred sales charge.

(2) The deferred sales charge for the Series A, Energy and Focus Value Portfolios is actually equal to $0.195 per Unit. The deferred sales charge for the Series B Portfolios, Great International Firms Portfolio and The Dow 30[SM] Index Portfolio is actually equal to $0.35 per Unit. These amounts will exceed the percentages above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge for all the Portfolios accrues daily from January 10, 2002 through June 9, 2002. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.

(3) These examples include the estimated expenses incurred in establishing and offering your Portfolio. The amount of these expenses is described on the preceding page.





BIOTECHNOLOGY & PHARMACEUTICAL PORTFOLIOS

   Each Portfolio seeks to increase the value of Units over time by investing in a portfolio primarily consisting of stocks of companies diversified within the biotechnology and pharmaceuticals industries. Van Kampen designed each Portfolio to benefit from companies that are positioned for growth in these industries. Biotechnology and pharmaceuticals have increased the length and quality of life for millions of people. The Biotechnology Industry Organization estimates that in the last 25 years over 80 biotech drugs and vaccines have helped more than 200 million people worldwide. Biotechnology also appears to be revolutionizing other areas such as medical diagnostics, agriculture, forensics and environmental cleanup and preservation.

   The pharmaceutical industry is highly developed in the United States where demand for many drugs appears to remain constant. However, worldwide drug sales may have the potential for increased demand. Factors that could potentially contribute to the growth of this industry include discoveries in drug design and molecular biology, more favorable treatment by the Food and Drug Administration in drug reviews, and accelerated demand for drugs in Third World countries.

   Two worldwide trends appear to be providing growth potential for the biotechnology and pharmaceutical industries: the aging of the baby boom generation and an increase in life expectancy. The World Health Organization estimates that the over-60 age population could rise globally from 593 million in 1999 to over two billion by 2050. Developments in biotechnology and pharmaceuticals that target major ailments of the elderly may cause growth in these sectors in the years ahead. Consider these trends and forecasts:

   o The onset of middle age may mark a significant turning point in the demand for pharmaceuticals and healthcare services. The medical prescription needs and health care spending of people in their mid-20s through the mid-40s is relatively stable. From the mid-40s through the mid-70s, the number of prescriptions rises steadily and overall healthcare spending accelerates. Since the median baby boomer will turn 43 in 2001, demand for healthcare products and services could increase in the future. (Source: Morgan Stanley Ideas, June 4, 2001, When Boomers Turn 50, Strategist Peter Canelo)

     o Congress may propose legislation that includes a drug benefit in Medicare in the next few years, and seniors with drug benefits have historically used five more medications per year than those without. (Source: Fortune, July 23, 2001, There's Still Gold in Them Thar Pills)

     o As a result of industry consolidation, some companies have been working toward more productive research and development programs, continuing to create new medications for conditions that were previously untreatable. (Source: Morningstar Stock Industry Report, 1st Quarter 2001)

     o New technology could improve the process of drug development. Computerized screening techniques have compressed the time required to identify certain new chemical compounds. (Source: Morningstar Stock Industry Report, 1st Quarter 2001)

     o Drug companies have historically exhibited relatively consistent financial health over the long term and may offer a hedge against economic weakness. (Source: Morningstar Stock Industry Report, 1st Quarter 2001)

     o With the assistance of genomics research, the future holds the possibility of new and better drugs in the form of proteins, antibodies, and gene therapy that are human-derived and thus could be less toxic and more targeted in their effects. This could be a significant breakthrough in the treatment of diseases like cancer, where the treatment can be almost as debilitating as the illness itself. (Source: Prescription for Profits, Upside Magazine, May 2001)


   Annual total returns for the Standard & Poor's (S&P) Pharmaceutical Index, S&P 500 Index and Nasdaq Biotechnology Index are shown in the following table:

                   S&P             S&P          NASDAQ
             PHARMACEUTICAL        500       BIOTECHNOLOGY
                  INDEX           INDEX          INDEX
             --------------     ---------    ------------
     1995           59.22%        37.11%          88.54%
     1996           24.09         22.68           (0.33)
     1997           50.27         33.10           (0.07)
     1998           47.26         28.58           44.28
     1999          (11.56)        20.89          101.64
     2000           36.47         (9.10)          22.99
Thru 9/30/01


   This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio. The total returns do not reflect Portfolio fees or expenses. Source: FactSet Research Systems, Inc.

   There is no assurance that these trends will continue or that expectations will actually occur. This investment could be adversely affected if these trends do not continue or if current expectations are not realized. Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of Units may fall below the price paid for the Units. You should read the "Risk Factors" section before they invest.

   TWO MATURITY OPTIONS. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Portfolio may differ, although the Sponsor does not believe that the composition of the portfolios will differ materially.



SERIES A PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                                                           $                          %             $




----------                                                                                          -------------
                                                                                                    $
==========                                                                                          =============

See "Notes to Portfolios".


SERIES B PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                                                           $                          %             $




----------                                                                                          -------------
                                                                                                    $
==========                                                                                          =============

See "Notes to Portfolios".


THE DOW 30[SM] INDEX PORTFOLIO

   The Portfolio seeks to increase the value of your Units over time and provide dividend income by investing in a portfolio of common stocks of the companies in the Dow Jones Industrial Average[SM]. These stocks are some of the most widely-held and well-capitalized companies in the world. We believe that The Dow 30[SM] stocks have historically provided a consistent and more conservative source of dividend income and capital appreciation than many other types of equity securities. Van Kampen believes that the Portfolio may offer these characteristics:

     o    Portfolio of "blue chip" stocks

     o    Cross section of American industrial companies

     o    May help outpace inflation

   The Portfolio initially includes a portfolio that replicates the Dow Jones Industrial Average[SM]. During the Portfolio's life, we will change the portfolio to reflect any change in the component stocks in The Dow[SM]. We will not change the portfolio to reflect any change in the weightings of the components within The Dow[SM] during the Portfolio's life. However, the Dow Jones Industrial Average[SM] has always been based on one share of each component stock.

   As with any investment, we cannot guarantee that the Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. The performance of the Portfolio will differ from the performance of The Dow[SM] because the Portfolio includes expenses and a sales charge. You should read the "Risk Factors" section before you invest.

   THE DOW JONES INDUSTRIAL AVERAGE[SM]. Charles H. Dow first unveiled his industrial stock average on May 26, 1896. Dow Jones & Company, Inc. first published the Dow Jones Industrial Average[SM] in The Wall Street Journal on October 7, 1896. Initially consisting of just 12 stocks, The Dow[SM] expanded to 20 stocks in 1916 and its present size of 30 stocks on October 1, 1928. The most recent change to The Dow[SM] occurred November 1, 1999, when Dow Jones replaced four companies in the index. The companies included in The Dow[SM] have remained relatively constant over time.

   The Dow[SM] stocks are all major factors in their industries and are widely held by individuals and institutions. The stocks represent about one-fifth of the market value of all U.S. stocks. The Dow[SM] stocks currently trade on the New York Stock Exchange and the Nasdaq Stock Market, Inc. The value of The Dow[SM] at the beginning of 1930 was 248.48.

   The editors of The Wall Street Journal select the components of The Dow[SM]. The editors have traditionally considered all companies that are not in the transportation or utilities sectors for inclusion in the index. In choosing a new component, the editors look among substantial industrial companies with a history of successful growth and wide interest among investors. They believe that stability of composition enhances the index. Whenever the editors change one stock, they typically review the other stocks. Of course, we cannot guarantee that they will follow this process or consider these factors in the future.

   "Dow Jones[SM]", "Dow Jones Industrial Average[SM]", "The Dow 30[SM]", "The Dow[SM]" and "DJIA[SM]" are proprietary to and service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by the Portfolio. The Portfolio is not sponsored, endorsed, sold or promoted by Dow Jones and Dow Jones makes no representation regarding the advisability of investing in the Portfolio.



PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                                                           $                          %             $




----------                                                                                          ------------
                                                                                                    $
==========                                                                                          ============

See "Notes to Portfolios".




ENERGY PORTFOLIO

    The Portfolio seeks to increase the value of your investment and provide dividend income by investing in stocks of energy companies. The Portfolio includes global companies which derive a sizable amount of revenue from sources outside the United States and which are tied economically to a number of countries throughout the world. We selected stocks for a variety of reasons including industry position, growth potential and valuation. The energy industry consists of companies active in the extraction and retirement of natural resources worldwide. Within the industry, the crude petroleum and natural gas sectors are made up of companies that operate oil and gas field properties, including the extraction of oil, and the production of gas and hydrocarbon liquids. The portfolio includes exploration and development companies, distributors and large multinational firms in both oil and natural gas industries.

    Oil and natural gas are leading sources of energy worldwide. Recent developments in the industry, global economic growth, and mergers and acquisitions may increase the future demand for these natural resources. As emerging economies develop, demand for energy resources from both industry and consumers may increase. Much of the growth in worldwide energy use is anticipated to come from the developing world such as Asia and Central and South America. As these economies attempt to shift from noncommercial fuels to diesel generators, oil demand may increase. Additionally, the industrialized world may see increases in oil usage with expansion in transportation.

    The production of oil and gas from geologically challenging areas while protecting the surrounding environment may be an important factor for companies in these industries. Currently, new technologies are allowing for greater precision with less impact on the environment. Results of these efficiencies appear to be showing fewer dry holes, reduced waste volumes and a cleaner environment. Additionally, through use of state-of-the-art equipment, companies are drilling wells in deeper parts of the ocean, discovering offshore hydrocarbon reserves.

    Recently, natural gas has been one of the fastest growing components of primary world energy consumption. This growth can be seen both locally and globally. Locally, natural gas is estimated to contribute to power generation due to its environmental and economic advantages. In developing countries, gas use is estimated to supply both power generation and fuel for industry. New pipeline and liquefied natural gas projects around the world are under construction which could lead to a more interconnected world for natural gas.

    Merger and acquisition activity has increased over the past few years, in an apparent response to heightened competition, the pace of technological developments, and the need for service providers capable of offering a broad range of products and services. Many companies are acquiring new technologies through mergers and acquisitions which may cost less than developing it in-house. This activity may also aid companies in expanding their drilling presence in various regions.

    No one can guarantee that the trends or estimates discussed above will continue or be realized. No one can guarantee that continuation of these trends or realization of these estimates will have a positive impact on the performance of your investment. As with any investment, no one can guarantee that the Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.



PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------




----------                                                                                          ------------
                                                                                                    $
==========                                                                                          ============

See "Notes to Portfolio".




FOCUS VALUE PORTFOLIO

   The Portfolio seeks capital appreciation by investing in a diversified portfolio of well-established stocks, believed by the Sponsor to exhibit certain characteristics of undervalued companies and selected based on a "value" style of investing. Value investors generally seek companies that seem to be under-priced relative to their intrinsic worth or future prospects as viewed by these investors. Value opportunities can occur in a variety of situations. For example, a stock may be perceived to be selling at a relatively low price because it may be in an industry that is depressed or facing uncertainty; management may have changed; earnings growth may have leveled; due to pricing trends; or due to legislative developments. Low stock prices do not always indicate an undervalued investment opportunity - quality is of equal importance. Van Kampen believes that the key to value investing is not to focus only on low priced stocks but to identify low priced stocks that are or may be experiencing positive change in the future.

   The portfolio was selected by James A. Gilligan, with the assistance of Scott Carroll and James Roeder. While the basics principles of value investing may be relatively easy to understand, identifying these undervalued opportunities and trends in the marketplace takes considerable research and experience. The process for selection of the Portfolio is:

     1. Universe generally begins with the companies in the Russell 1000 Index (generally the 1,000 largest U.S. companies based on total market capitalization), however, the universe may also include similar companies which are not included in the index;

     2.   Apply screen to identify undervalued companies; and

     3.   Analyze undervalued companies to identify positive trends.

   When evaluating a company for inclusion in the Portfolio, Mr. Gilligan and his team closely examine the company's business, balance sheets, cash flows and future prospects. They attempt to identify catalysts that might raise stock prices.

   A low stock price does not always indicate a "value" opportunity. A low priced stock can remain low priced for extended periods of time, which may extend beyond the term of you Portfolio. However, a low stock price combined with a positive "catalyst" or something that provokes significant change is a key factor in value investing. The Portfolio selection team has adopted this philosophy of value investing. The team seeks to find the catalyst and then decipher the inflection points where positive change might begin. Catalysts can be found in various places, including:

     o    Financial statements

     o    New legislation or regulations

     o    New management structure

   These forms of analysis seek to help in uncovering companies that may be truly undervalued and not just low-priced.

   Mr. Gilligan is a senior portfolio manager of several Van Kampen mutual funds. Mr. Carroll and Mr. Roeder assist Mr. Gilligan in the management of certain of these funds. Mr. Gilligan's investment industry experience dates from 1985 and his portfolio management experience dates from 1989. Prior to joining Van Kampen in 1985 as a securities analyst, Mr. Gilligan was an auditor, credit analyst, and financial analyst for Gulf Oil Corporation. Mr. Gilligan has a BS in business administration from Miami University and an MBA from the University of Pittsburgh. He is a certified public accountant and a Chartered Financial Analyst (CFA).

   Mr. Carroll has over seven years of experience and joined Van Kampen in 1996. Prior to joining Van Kampen, he was an equity analyst at Lincoln Capital Management. Mr. Carroll received his MBA from the University of Chicago Graduate School of Business and his BS in Accounting from Northern Illinois University. He is a CFA charter holder and a member of the Houston Society of Financial Analysts.

   Mr. Roeder has over seven years of investment industry experience and joined Van Kampen in 1999. Prior to this he was a business services and special situtations analyst with Midwest Research. Prior to that, he was with Duff & Phelps Equity Research as a retail industry equity analyst. Mr. Roeder has also worked at Greenwood Capital Associates as an investment analyst and at Elliot, Davis and Company as a certified public accountant. Mr. Roeder received his MBA in Business Economics and Finance from the University of Chicago Graduate School of Business and his BS in Accounting from Clemson University. He is a CFA charter holder.

   The chart below shows annual total returns for certain Standard & Poor's (S&P) indices. Of course, past results are no guarantee of future results.

                                 S&P 500/       S&P 500/
                 S&P 500          BARRA          BARRA
                   INDEX          GROWTH          VALUE
                 ---------       ---------      ---------
     1976          23.54%          13.84%        34.93%
     1977          (7.16)         (11.82)        (2.57)
     1978           6.39            6.78          6.16
     1979          18.19           15.72         21.16
     1980          31.52           39.40         23.59
     1981          (4.84)          (9.81)         0.02
     1982          20.37           22.03         21.04
     1983          22.31           16.24         28.89
     1984           5.97            2.33         10.52
     1985          31.05           33.31         29.68
     1986          18.54           14.50         21.67
     1987           5.67            6.50          3.68
     1988          16.34           11.95         21.67
     1989          31.21           36.40         26.13
     1990          (3.13)           0.20         (6.85)
     1991          30.00           38.37         22.56
     1992           7.43            5.06         10.52
     1993           9.92            1.68         18.61
     1994           1.28            3.13         (0.64)
     1995          37.11           38.13         36.99
     1996          22.68           23.97         22.00
     1997          33.10           36.52         29.98
     1998          28.58           42.16         14.67
     1999          20.89           28.25         12.72
     2000          (9.10)         (22.08)         6.08
Thru 9/30/01



   Source: Factset, BARRA, Inc. The historical performance of these indices is shown for illustrative purposes only. It is not meant to forecast, imply or guarantee the future performance of any investment vehicle. The S&P 500, S&P Barra Growth and S&P Barra Value Indices are unmanaged, statistical composites and do not include payment of any commissions or fees an investor would pay to purchase the securities they represent. Such costs would lower performance. It is not possible to invest directly in an index. The S&P/Barra Growth and Value Indexes are constructed by dividing the stocks in the S&P 500 Index according to book-to-price ratio. This splits the S&P 500 Index into two mutually exclusive groups designed to track two of the predominant investment styles in the U.S. equity market. The Value Index contains firms with higher book-to-price ratios; conversely, the Growth Index has firms with lower book-to-price ratios. Each company in the S&P 500 Index is assigned to either the Value or Growth Index so that the two style Indexes "add up" to the full S&P 500 Index. Like the full S&P 500 Index, the Value and Growth Indexes are capitalization-weighted, meaning that each stock is weighted in proportion to its market value. The S&P 500 Index is an unmanaged index generally representative of the U.S. stock market.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.



PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                                                           $                          %             $




----------                                                                                          -------------
                                                                                                    $
==========                                                                                          =============

See "Notes to Portfolios".




GREAT INTERNATIONAL FIRMS PORTFOLIO

   The Portfolio seeks to provide the potential for capital appreciation by investing in a portfolio of stocks issued by foreign companies. In selecting the portfolio, we targeted industry-leading companies in countries around the world. The Portfolio seeks to benefit from companies that are well-known, have solid balance sheets and occupy strong positions in their markets and industries. The companies represented in the portfolio may share a variety of traits, among others:

     o Headquartered in a developed and industrialized country outside the United States

     o    Leading market share in their industry

     o    Attractive stock price valuation

     o    Diversified line of products and/or services

     o    Well-capitalized

     o    Leading company in their country


   For the ten years ended 12/31/00, the U.S. stock market (as represented by the MSCI USA Index) has ranked among the top five markets in total return only four times and has never ranked first. International firms across the globe are expanding their businesses, exporting to more countries and becoming better known to the investment community. By investing in international stocks, you may benefit from greater growth potential and added diversity than by concentrating in U.S. securities alone.

   When it comes to equity investing, many people only consider U.S. companies. However, many well-known businesses exist outside of the United States that are leaders in their respective markets and industries. Ignoring these foreign firms may mean passing up an important investment opportunity. International equities can add diversity and growth potential to your investment portfolio. The Portfolio provides access to foreign companies.

   The table below illustrates that no single stock market has dominated over time and that foreign markets have generally offered returns superior to those available in the

U.S. The table shows the total returns of the top performing stock markets in developed countries for each of the years indicated (as represented by Morgan Stanley Capital International indices) compared with the U.S. market (as represented by the MSCI USA Index).


           TOTAL RETURNS OF WORLD'S TOP PERFORMING
                  DEVELOPED EQUITY MARKETS

                1996                    1997
          -----------------      ------------------
         Spain: 36.45%           Portugal: 43.88%
         Sweden: 35.38%          Switzerland: 43.15%
         Portugal: 32.31%        Italy: 33.61%
         Finland: 31.72%         Denmark: 33.03%
         Hong Kong: 28.95%       USA: 31.73%

                1998                    1999
         ------------------       -----------------
        Finland: 119.10%         Finland: 150.71%
        Belgium: 64.84%          Hong Kong: 54.85%
        Italy: 50.99%            Singapore: 58.43%
        Spain: 47.87%            Sweden: 77.76%
        France: 40.00%           Japan: 60.56%

                             2000
                      ------------------
                      Canada: 4.42%
                      Switzerland: 4.88%
                      Denmark: 2.66%
                      Luxembourg: 2.20%
                      Norway: (2.40%)


   The table represents historical performance of unmanaged indices which are composites of equity securities considered representative of equity performance in the countries specified. The historical performance is shown for illustrative purposes only, represents past performance which is not indicative of future performance of the Portfolio and does not include sales charges or expenses which are imposed on Units.

   The Portfolio will seek to maintain, as nearly as practicable, an equal dollar amount of each of the stocks in the portfolio as new Units are issued. The Portfolio may not be able to achieve this goal because some foreign markets require that stock transactions be executed in round lots (for example, 1000 shares).

   As with any investment, we cannot guarantee that the Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.



PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                                                           $                          %             $




----------                                                                                          -------------
                                                                                                    $
==========                                                                                          =============

Unless otherwise noted, all of the Securities listed above are issued by foreign companies.

See "Notes to Portfolios".




INTERNET PORTFOLIOS

   Each Portfolio seeks to increase the value of your Units over time by investing in a portfolio of stocks of companies primarily involved in the enabling technology or communication services areas of the Internet. These companies may include Internet access providers, companies that provide bandwidth and communications services and equipment, companies that provide software to "business-to-business" and "business-to-consumer" electronic commerce companies, electronic commerce companies, technology hardware manufacturers, companies that provide power supply equipment, companies that software security systems, companies that operate Internet "portal" sites, Internet content providers, technology service companies, companies that develop and provide data storage, and wireless communication companies.

   The Internet is a global network of [SM]aller interconnected networks and the Internet industry is a conglomeration of interrelated technology industries and other business segments. Some of these areas, such as networking equipment and software, provide the foundation upon which the Internet is built. Other segments, including access services, portals, and search engines, facilitate the use of the Internet, otherwise known as the World Wide Web. Finally, content providers and e-commerce companies offer destinations.

   Twenty-five years ago, some thought that there was no reason for any individual to have a home computer. Today, computers and the Internet have become a part of daily life for many people. Computers and the Internet are used for such things as online research, interactive games, shopping and news. The Internet has been one of the fastest growing commercial tools. International Data Corporation currently believes that the number of users who access the Internet regularly could reach approximately 502.5 million by 2003. Both business and consumers appear to be finding that the Internet can offer significant advantages to those who embrace it.

   The Internet has provided shoppers with benefits such as greater convenience, variety and additional information. The convenience of online shopping appears to be attractive to many consumers. A wide variety of products and services can be purchased on the Internet and consumers can conduct research about their purchase before they make it. Researching features and benefits, performance, prices and even analyzing online reviews from people who already own the item, makes the online shopping experience even easier. The Internet offers a virtual community comprised of businesses and people from across the globe giving people access to an extensive number of web pages. Since it's relatively easy to set up a web page, the Internet may enable merchants to sell their products to people around the world. Connecting to others for business or pleasure via this medium is relatively easy. Tools such as instant messaging and e-mail generally allow people to stay in touch with others locally and globally 24 hours a day.

   The Internet may also provide companies a more efficient and productive means of conducting business. The use of Internet-based applications such as e-mail, video conferencing and corporate intranets can help businesses communicate with employees, business partners and customers while potentially reducing costs. The Internet can also offer companies the means to establish a global presence without having to invest in physical presence. As customers utilize the web for purchases, sales people can be pursuing other sales and because orders are electronically entered and recorded, sellers may be able to more efficiently manage inventories.

   Estimates for business-to-consumer online spending appear to be increasing according to eMarketer. eMarketer estimates that global business-to-consumer revenues could reach 428 billion by 2004, up from 101.1 billion in 2001. Although many Internet businesses have failed recently, it seems that many of the companies that have "brick-and-mortar" stores are establishing online retail operations. Consumers appear to be gathering information on their purchases and then making purchases online. According to Standard & Poor's Industry Surveys
Computers: Consumer Services & The Internet, a key factor in the recent growth of the Internet is the popularity of personal computers that sell for less than $1,000. Computers selling at this price level appear to be enticing new users and lower-income families due in part to the more affordable prices.

   There is no assurance that these trends will continue or that expectations will actually occur. If these trends do not continue or if current expectations are not realized, your investment could be adversely affected. Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. Stocks of internet-related companies have been subject to extreme price volatility and speculative trading. In recent years, many

Internet-related stocks have exhibited above-average price appreciation during a period of a generally rising stock market. No one can assure you that this will continue or that the performance of Internet stocks will replicate the performance exhibited in the past. These Portfolios are appropriate for aggressive investors or as an aggressive growth component of your investment portfolio. You should read the "Risk Factors" section before you invest.

   TWO MATURITY OPTIONS. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Portfolio may differ, although the Sponsor does not believe that the composition of the portfolios will differ materially.



SERIES A PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                                                           $                          %             $




----------                                                                                          -------------
                                                                                                    $
==========                                                                                          =============

See "Notes to Portfolios".


SERIES B PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                                                           $                          %             $




----------                                                                                          -------------
                                                                                                    $
==========                                                                                          =============

See "Notes to Portfolios".




MORGAN STANLEY CONSUMER INDEX[SM] PORTFOLIOS

   Each Portfolio seeks to provide capital appreciation through an investment in a portfolio of common stocks included in the Morgan Stanley Consumer Index[SM] prior to the date of the Portfolio's formation. The index is comprised of consumer-oriented, brand name companies diversified across various sectors such as healthcare, financials, capital goods, and basic materials, with a concentration in consumer staples.

   The daily activities of many people are often an automatic process but well-known and well-respected market leaders generally manufacture the products that people use every day. Many consumers unconsciously use the products of manufacturers or brands that they are loyal to for their consistent quality and appeal, however, it may be beneficial to consider the potential of investing in these companies. Getting consumers to accept a completely new brand name can be difficult. A brand with a leading market share often has a competitive edge in achieving market share growth and pricing flexibility. This flexibility may create opportunities to leverage the brand's name by developing innovative product lines and to take advantage of the growth potential that international expansion may offer. In turn, by expanding, strong brands may have more opportunities to maintain their market share.

   Rising wealth in some of the world's emerging markets appears to have caused many major U.S. consumer products companies to build operations overseas. The primary avenue of growth for household non-durables companies may be found in developing nations. Approximately 80% of the world's population exists in developing countries, and that figure could reach 84% by 2025 according to Standard & Poor's Industry Survey, Household Nondurables, April 19, 2001. According to the U.S. Department of Commerce, developing countries could grow more rapidly than developed countries and American consumer products companies have made expansions abroad in recent years. (Source: Standard & Poor's Industry Survey, Household Nondurables, April 19, 2001.) The demographics of Latin American and Asian countries are evolving in ways that may offer growth opportunities for consumer staples makers. Youthful populations, growing labor forces, increased purchasing power, and urbanization are among factors that may contribute to growth in demand for consumer non-durables in these countries. This could offer growth opportunities for consumer staple manufacturers who enter a market early and make a strong name for themselves.

   Hypothetical annual price appreciation for the Morgan Stanley Consumer Index[SM], reflecting hypothetical Series A Portfolio expenses, and actual annual price appreciation for the Standard & Poor's 500 Index are shown in the following table.

                               CONSUMER        S&P 500
              YEAR               INDEX          INDEX
              ----             --------       --------
        6/23 - 12/31/92             9.93%           7.84%
             1993                  (6.02)           7.06
             1994                   1.80           (1.54)
             1995                  34.24           34.11
             1996                  15.67           20.26
             1997                  30.34           31.01
             1998                  22.93           26.67
             1999                  (6.48)          19.52
             2000                  12.49          (10.14)
         Thru 9/30/01


   This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio.

   We will not rebalance your Portfolio annually. Changes in the index will not result in changes in your portfolio. However, we may offer additional portfolios each year that include the current index components and weightings. As with any investment, no one can guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before they invest.

   TWO MATURITY OPTIONS. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Portfolio may differ, although the Sponsor does not believe that the composition of the portfolios will differ materially.



SERIES A PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                                                           $                          %             $




----------                                                                                          -------------
                                                                                                    $
==========                                                                                          =============

See "Notes to Portfolios".


SERIES B PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                                                           $                          %             $




----------                                                                                          -------------
                                                                                                    $
==========                                                                                          =============

See "Notes to Portfolios".




MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEX[SM] PORTFOLIOS

   Each Portfolio seeks to provide capital appreciation through an investment in a portfolio of common stocks included in the Morgan Stanley High-Technology 35 Index[SM] prior to the date of the Portfolio's formation. In creating the index, the Morgan Stan ley Technology Research Group sought to design a benchmark that provides broad industry representation of equally-weighted, highly liquid, pure technology companies that is rebalanced annually. The index is the exclusive property and is a service mark of Morgan Stanley.

   The index includes 35 pure technology companies representing the full breadth of technology industry segments. These segments include Computer and Business Services, Enterprise Software/Technical Software (CAD/CAM), Internet and Personal Computer Software, Electronics Manufacturing Services, Networking and Telecommunication Equipment, Server and Enterprise Hardware, Personal Computer Hardware and Data Storage, Semiconductor Capital Equipment and Semiconductors. The index attempts to include bellwether stocks that provide a balanced representation of these sub-industries. The index includes only electronics-based technology companies and excludes biotechnology, medical, test and instrumentation companies.

   A century ago some thought that everything that could be invented had already been invented. However, the inventions of the last century have taken society into a technology revolution and have changed the world. As many people go through a typical day, they use technologies such as making a purchase online, calling a business contact on a wireless phone, or watching a DVD for business or pleasure. The lives of many people are driven by the technology at their fingertips. People rely on technology developments to become more productive, to connect them to the world and to provide more conveniences to their everyday lives. While technology is changing the world, many of these technology innovations may still be in their early stages of development. The technology industry seeks to make strides in an effort to bring new products to market.

   Hypothetical annual total returns for the Morgan Stanley High-Technology 35 Index, reflecting hypothetical Series A Portfolio expenses and actual annual total returns for the Standard & Poor's 500 Index and the Standard & Poor's Technology Index are shown in the following table.

                                   S&P           S&P
                  HIGH-TECH        500       TECHNOLOGY
                  35 INDEX        INDEX         INDEX
                  ---------     --------      --------
  1995                 47.34%        37.11%       42.83%
  1996                 19.38         22.68        41.37
  1997                 14.87         33.10        26.09
  1998                 93.47         28.58        72.95
  1999                108.67         20.89        75.10
  2000                (29.63)        (9.10)      (39.97)
  Thru 9/30/01


   This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio.

   We will not rebalance your Portfolio annually. Changes in the index will not result in changes in your portfolio. However, we may offer additional portfolios each year that include the current index components and weightings.

   As with any investment, no one can guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. Stocks of technology companies have been subject to extreme price volatility and speculative trading. In recent years, many technology stocks have exhibited above-average price appreciation during a period of a generally rising stock market. No one can guarantee that this will continue or that the performance of technology stocks will replicate the performance exhibited in the past. The Portfolios are appropriate for aggressive investors or as an aggressive growth component of an investment portfolio. You should read the "Risk Factors" Section before you invest.

   TWO MATURITY OPTIONS. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Portfolio may differ, although the Sponsor does not believe that the composition of the portfolios will differ materially.



SERIES A PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                                                           $                          %             $




----------                                                                                          -------------
                                                                                                    $
==========                                                                                          =============

See "Notes to Portfolios".


SERIES B PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                                                           $                          %             $




----------                                                                                          -------------
                                                                                                    $
==========                                                                                          =============

See "Notes to Portfolios".




SEMICONDUCTOR PORTFOLIO

   The Portfolio seeks to increase the value of your Units over time by investing in a portfolio of common stocks of companies diversified within the semiconductor industry or offering services or products related to the semiconductor industry. Semiconductors support equipment that allows your personal computers, mobile phones, VCRs, DVD players, automobiles, stereos, personal digital assistants, home appliances, and some children's toys to function. Semiconductors are the microchips and microprocessors that enable electronic devices to process millions of bits of data in a fraction of a second. These chips and processors are also responsible for remembering the information stored in your electronic devices after you turn them off. Semiconductors were the critical factor that ignited the computer industry revolution and they are the key to the development of almost every technology today. Without continued development in this industry, technological tools will go no further.

   The pace of change in the semiconductor industry is rapid, driven by fierce competition and ever-improving technology. Innovations are constantly improving chips and enable them to perform ever more powerful computing tasks at ever increasing speeds.

   The emergence of a global, networked economy that values rapid exchanges of information is changing the face of the industry. The development of the networking infrastructure, the proliferation of the Internet and wireless communications and the need for greater bandwidth all suggest continued demand for semiconductor devices upon which the information age relies. Consider the following (Source: Standard & Poor's Industry Surveys: Semiconductors, May 17,
2001):

     o Computing end markets, currently accounting for approximately 50% of semiconductor company revenues, remain the most important driver of chip sales. In recent years, however, the communications segment has emerged as a critical and growing end market for semiconductor companies. This trend may reflect the emergence of a global, networked economy that values rapid exchange of information.

     o Opportunities exist for the development and production of semiconductor chips to power high-bandwidth wireline and wireless networks, chips for handheld wireless devices, and chips that enable enhanced personal computer communications applications.

     o Advances in semiconductor technology have led to 30% annual declines in the price of microprocessor performance since 1970, according the Semiconductor Industry Association.

   There is no assurance that these trends will continue or that expectations will actually occur. This investment could be adversely affected if these trends do not continue or if current expectations are not realized. Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.



PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                                                           $                          %             $




----------                                                                                          -------------
                                                                                                    $
==========                                                                                          =============

See "Notes to Portfolios".




TELE-GLOBAL PORTFOLIOS

   Each Portfolio seeks to provide capital appreciation potential by investing in stocks of domestic and foreign companies that focus on various aspects of the global telecommunications industry. The telecommunications industry includes firms that provide products or services used in tran[SM]itting information from one place to another, including companies that design and manufacture the equipment used to send information as well as companies that use this equipment to provide services to customers.

   Many people use devices every day that connect people with one another. Technological advances are enabling people to communicate locally and globally through various mediums and often at relatively low costs. Developments in the telecommunications industry are spreading throughout various parts of the world with the convergence of voice, data, and video tran[SM]ission technologies. Many telecommunications companies are seeking to expand in an effort to become one-stop shops for these services, and provide total solutions for telecommunications needs. There appears to be room for the technology, customer base and service providers to potentially continue to grow.

   A "broadband" connection to the Internet can be thought of as a wide pipeline running into and out of a home or business. In most cases, a cable, telephone or independent service provider has laid that pipeline. Broadband provides speedy connections that can offer access to various applications that can be tedious using a dial-up connection. Cable services may be a possible new revenue source for some telecommunications companies because these services offer a direct connection to homes. Currently, many companies are upgrading existing cable networks to provide broadband interactive services where telephone calls, Internet communications, and cable offerings could all move to the same network. Local, long-distance and cable television operators are now able to enter each other's markets which could blur the lines of distinction between what used to be separate companies.

   Use of cellular phones or personal digital assistants has become common for business and personal use. Wireless business services may enable businesses to improve processes. By providing access to company e-mail, directories and databases as well as external sources of news, the use of wireless devices can effectively turn almost any location into a mobile office. Many believe that businesses will turn to network operators, technology enablers and content and transaction service providers in an effort to make this expansion possible.

   Consolidations, mergers and acquisitions appear to have affected the telecommunications and related industries significantly in recent years. An increasing emphasis on profitability and profit growth could prompt telecommunications providers to pursue the economies of scale and synergistic savings that mergers and acquisitions can potentially provide. Europe may also provide consolidation opportunities in the data and wireless segments as capital market conditions recover.

   Telecommunications is a global industry. The implications of a "networked" world appear to be leading to changes in the way that people work, communicate, and conduct business. The telecommunications industry is an infrastructure, which serves as both a consumer good and a tool for economic efficiency. Greater levels of consumption in the industry may lead to accelerated economic development and economic growth.

   There is no assurance that these trends will continue or that expectations will actually occur. If these trends do not continue or if current expectations are not realized, your investment could be adversely affected. Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   TWO MATURITY OPTIONS. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Portfolio may differ, although the Sponsor does not believe that the composition of the portfolios will differ materially.



SERIES A PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                                                           $                          %             $




----------                                                                                          -------------
                                                                                                    $
==========                                                                                          =============

See "Notes to Portfolios".


SERIES B PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                                                           $                          %             $




----------                                                                                          -------------
                                                                                                    $
==========                                                                                          =============

See "Notes to Portfolios".




NOTES TO PORTFOLIOS

   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on October 15, 2001 and have a settlement date of October 18, 2001 (see "The Portfolios").

   (2) The market value of each Security is based on the most recent closing sale price as of the close of the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:


                                                                                             PROFIT
                                                                  COST TO                   (LOSS) TO
                                                                  SPONSOR                    SPONSOR
                                                              --------------             --------------
Biotechnology & Pharmaceutical Portfolio Series A              $                          $
Biotechnology & Pharmaceutical Portfolio Series B              $                          $
The Dow 30[SM] Index Portfolio                                 $                          $
Energy Portfolio                                               $                          $
Focus Value Portfolio                                          $                          $
Great International Firms Portfolio                            $                          $
Internet Portfolio Series A                                    $                          $
Internet Portfolio Series B                                    $                          $
Consumer Index Portfolio Series A                              $                          $
Consumer Index Portfolio Series B                              $                          $
High-Tech 35 Index Portfolio Series A                          $                          $
High-Tech 35 Index Portfolio Series B                          $                          $
Semiconductor Portfolio                                        $                          $
Tele-Global Portfolio Series A                                 $                          $
Tele-Global Portfolio Series B                                 $                          $

       "+" indicates that the stock is issued by a foreign company.


   (3)Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the most recent close of trading on the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.

   THE SECURITIES. A brief description of each of the issuers of the Securities is listed below.


    BIOTECHNOLOGY & PHARMACEUTICAL PORTFOLIOS

    THE DOW 30[SM] INDEX PORTFIIO

    ENERGY PORTFOLIO

    FOCUS VALUE PORTFOLIO

    GREAT INTERNATIONAL FIRMS PORTFOLIO

    INTERNET PORTFOLIOS

    MORGAN STANLEY CONSUMER INDEX[SM] PORTFOLIOS

    MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEX[SM] PORTFOLIOS

    SEMICONDUCTOR PORTFOLIO

    TELE-GLOBAL PORTFOLIOS





               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

   To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 311:

   We have audited the accompanying statements of condition and the related portfolios of Van Kampen Focus Portfolios, Series 311 as of October 16, 2001. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 311 as of October 16, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   October 16, 2001





                             STATEMENTS OF CONDITION
                             AS OF OCTOBER 16, 2001

                                                        BIOTECHNOLOGY     BIOTECHNOLOGY
                                                          & PHARMA-         & PHARMA-      THE DOW 30[SM]
                                                          CEUTICAL          CEUTICAL           INDEX           ENERGY
INVESTMENT IN SECURITIES                                  SERIES A          SERIES B         PORTFOLIO        PORTFOLIO
                                                        -------------     -------------    -------------    -------------
Contracts to purchase Securities (1)                    $                 $                $                $
                                                        -------------     -------------    -------------    -------------
     Total                                              $                 $                $                $
                                                        =============     =============    =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                             $                 $                $                $
     Deferred sales charge liability (3)
Interest of Unitholders--
     Cost to investors (4)
     Less: Gross underwriting commission
         and organization costs (2)(4)(5)
                                                        -------------     -------------    -------------    -------------
     Net interest to Unitholders (4)
                                                        -------------     -------------    -------------    -------------
     Total                                              $                 $                $                $
                                                        =============     =============    =============    =============


(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase
     Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio.
     The amount of these costs are set forth in the "Summary of Essential
     Financial Information." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The aggregate Public Offering Price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".

(5)  Assumes the maximum sales charge.




                             STATEMENTS OF CONDITION
                             AS OF OCTOBER 16, 2001

                                                                              GREAT
                                                            FOCUS         INTERNATIONAL      INTERNET         INTERNET
                                                            VALUE             FIRMS          PORTFOLIO        PORTFOLIO
INVESTMENT IN SECURITIES                                  PORTFOIO          PORTFOLIO        SERIES A         SERIES B
                                                        -------------     -------------    -------------    -------------
Contracts to purchase Securities (1)                    $                 $                $                $
                                                        -------------     -------------    -------------    -------------
     Total                                              $                 $                $                $
                                                        =============     =============    =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                             $                 $                $                $
     Deferred sales charge liability (3)
Interest of Unitholders--
     Cost to investors (4)
     Less: Gross underwriting commission
         and organization costs (2)(4)(5)
                                                        -------------     -------------    -------------    -------------
     Net interest to Unitholders (4)
                                                        -------------     -------------    -------------    -------------
     Total                                              $                 $                $                $
                                                        =============     =============    =============    =============

(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase
     Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio.
     The amount of these costs are set forth in the "Summary of Essential
     Financial Information." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The aggregate Public Offering Price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".

(5)  Assumes the maximum sales charge.



                             STATEMENTS OF CONDITION
                             AS OF OCTOBER 16, 2001

                                                          CONSUMER          CONSUMER         HIGH-TECH        HIGH-TECH
                                                            INDEX             INDEX          35 INDEX         35 INDEX
                                                          PORTFOLIO         PORTFOLIO        PORTFOLIO        PORTFOLIO
INVESTMENT IN SECURITIES                                  SERIES A          SERIES B         SERIES A         SERIES B
                                                        -------------     -------------    -------------    -------------
Contracts to purchase Securities (1)                    $                 $                $                $
                                                        -------------     -------------    -------------    -------------
     Total                                              $                 $                $                $
                                                        =============     =============    =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                             $                 $                $                $
     Deferred sales charge liability (3)
Interest of Unitholders--
     Cost to investors (4)
     Less: Gross underwriting commission
         and organization costs (2)(4)(5)
                                                        -------------     -------------    -------------    -------------
     Net interest to Unitholders (4)
                                                        -------------     -------------    -------------    -------------
     Total                                              $                 $                $                $
                                                        =============     =============    =============    =============

(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase
     Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio.
     The amount of these costs are set forth in the "Summary of Essential
     Financial Information." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The aggregate Public Offering Price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".

(5)  Assumes the maximum sales charge.



                             STATEMENTS OF CONDITION
                             AS OF OCTOBER 16, 2001

                                                           SEMI-
                                                         CONDUCTOR
                                                         PORTFOLIO       TELE-GLOBAL     TELE-GLOBAL
INVESTMENT IN SECURITIES                                 SERIES A         SERIES A        SERIES B
                                                     --------------    --------------   --------------
Contracts to purchase Securities (1)                 $                 $                $
                                                     --------------    --------------   --------------
     Total                                           $                 $                $
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                          $                 $                $
     Deferred sales charge liability (3)
Interest of Unitholders--
     Cost to investors (4)
     Less: Gross underwriting commission and
         organization costs (2)(4)(5)
                                                     --------------    --------------   --------------
         Net interest to Unitholders (4)
                                                     --------------    --------------   --------------
     Total                                           $                 $                $


(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Summary of Essential Financial Information." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The aggregate Public Offering Price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".

(5)  Assumes the maximum sales charge.





THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, and The Bank of New York, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of securities with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.

   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit (an equal dollar amount of each Security in the Great International Firms Portfolio). Due to round lot requirements in certain foreign securities markets and market value fluctuations, the Great International Firms Portfolio may not be able to invest equally in each Security on the Initial or any subsequent Date of Deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees.

   Each Unit of a Portfolio initially offered represents an undivided interest in that Portfolio. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   Each Portfolio seeks to increase the value of your investment by investing in a portfolio of stocks. We cannot guarantee that a Portfolio will achieve its objective. We describe the objective and selection criteria for each Portfolio in the individual Portfolio sections beginning on page 4.

   You should note that we applied the selection criteria to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. After the initial selection, the Securities may no longer meet the selection criteria. Except with respect to The Dow 30[SM] Index Portfolio, should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio. The Dow 30[SM] Index Portfolio includes a portfolio that replicates the Dow Jones Industrial Average[SM]. During the life of The Dow 30[SM] Index Portfolio, we will not change the portfolio to reflect a change in the component stocks in the Dow Jones Industrial Average[SM].

   THE DOW 30[SM] INDEX PORTFOLIO. The hypothetical average annual total returns for the Dow Jones Industrial Average for certain years are shown in the table below.

                  1973        -13.16%
                  1974        -23.21%
                  1975         44.48%
                  1976         22.75%
                  1977        -12.70%
                  1978          2.69%
                  1979         10.52%
                  1980         21.41%
                  1981         -3.40%
                  1982         25.79%
                  1983         25.65%
                  1984          1.08%
                  1985         32.78%
                  1986         26.92%
                  1987          6.02%
                  1988         15.95%
                  1989         31.71%
                  1990         -0.58%
                  1991         23.93%
                  1992          7.35%
                  1993         16.74%
                  1994          4.95%
                  1995         36.49%
                  1996         28.58%
                  1997         24.78%
                  1998         18.13%
                  1999         27.01%
                  2000         -6.42%
          Thru 9/30/01        -16.95%



RISK FACTORS
--------------------------------------------------------------------------------

   PRICE VOLATILITY. The Portfolios invest in stocks of U.S. and foreign companies. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively [SM]all number of stocks, you may encounter greater market risk than in a more diversified investment. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time.

   DIVIDENDS. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

   INDEX CORRELATION. The Morgan Stanley High-Technology 35 Index[SM] and Morgan Stanley Consumer Index[SM] Portfolios invest in stocks from the Morgan Stanley High-Technology 35 Index[SM] and the Morgan Stanley Consumer Index[SM] selected prior to the date of each Portfolio's formation. The stocks in these Portfolios will not change if the index components, or their weightings within the index, change. The performance of these Portfolios may not correspond with the index for this reason and because the Portfolios incur a sales charge and expenses.

   The Dow 30[SM] Index Portfolio will change to reflect any change in the component stocks in the Dow Jones Industrial Average The Dow 30[SM] Index Portfolio involves the risk that its performance will not sufficiently correspond with the Dow Jones Industrial Average[SM]. This can happen for reasons such as:

     o the impracticability of owning each of the index stocks with the exact weightings at a given time.

     o    the possibility of index tracking errors,

     o the time that elapses between a change in the index and a change in the Portfolio, and

     o    fees and expenses of the Portfolio.

   INDUSTRY CONCENTRATIONS. Each Portfolio invests in a single industry. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

   Consumer Product and Retail Issuers. The Morgan Stanley Consumer Index[SM] Portfolios invest exclusively in companies that manufacture or sell various consumer products. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

    Energy Issuers. The Energy Portfolio invests in energy companies. Energy companies face risks related to political conditions in oil producing regions (such as the Middle East), the actions of the Organization of Petroleum Exporting Countries (OPEC), the price and worldwide supply of oil and natural gas, the price and availability of alternative fuels, the ability to find and acquire oil and gas reserves that are economically recoverable, operating hazards, government regulation and the level of consumer demand. Political conditions of some oil producing regions have been unstable in the past. Political instability or war in these regions could have a negative impact on your investment. Oil and natural gas prices can be extremely volatile. OPEC controls a substantial portion of world oil production. OPEC may take actions to increase or suppress the price or availability of oil. Various domestic and foreign government authorities and international cartels also impact these prices. Any substantial decline in these prices could have an adverse effect on energy companies. Energy companies depend on their ability to find and acquire additional energy reserves. The exploration and recovery process involves significant operating hazards and can be very costly. A company has no assurance that it will find reserves or that any reserves will be economically recoverable. The industry also faces substantial government regulation, including environmental regulation. These regulations have increased costs and limited production and usage of certain fuels. All of these factors could adversely impact your investment.

   Health Care Issuers. The Biotechnology & Pharmaceutical Portfolios invest in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotec hnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.

   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.

   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

   Internet Issuers. The Internet Portfolios invest exclusively in Internet-related technology companies. In addition to the risks discussed under "Technology Issuers", an investment in these companies involves risks such as:

     o    Aggressive product pricing due to new market entrants;

     o    Short product lives;

     o    Earnings projections that fail to materialize; and

     o    Increased volatility.

   Technology Issuers. The Internet, Morgan Stanley High-Technology 35 Index[SM] and Semiconductor Portfolios invest in technology companies. These companies include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

   The market for certain products may have only recently begun to develop, is rapidly evolving or is characterized by increasing suppliers. Key components of some technology products are available only from limited sources. This can impact the cost of and ability to acquire these components. Some technology companies serve highly concentrated customer bases with a limited number of large customers. Any failure to meet the standard of these customers can result in a significant loss or reduction in sales. Many products and technologies are incorporated into other products. As a result, some companies are highly dependent on the performance of other technology companies. We cannot guarantee that these customers will continue to place additional orders or will place orders in similar quantities as in the past.

   Telecommunications Issuers. The Tele-Global Portfolios invest significantly in telecommunications companies. These companies are subject to substantial governmental regulation. For example, the United States government and state governments regulate permitted rates of return and the kinds of services that a company may offer. This industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and telecommunications stocks can experience rapid volatility. Certain telecommunications products may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances. Certain [SM]aller companies in the portfolio may involve greater risk than larger, established issuers. [SM]aller companies may have limited product lines, markets or financial resources. Their securities may trade in lower volumes than larger companies. As a result, the prices of these securities may fluctuate more than the prices of other issuers. You should also review the section discussing technology issuers because these companies may involve similar risks.

   FOREIGN ISSUERS. Because the Great International Firms and Tele-Global Portfolios invest significantly in stocks of foreign companies, these Portfolios involve additional risks that differ from an investment in domestic stocks. Other Portfolios may also invest in foreign companies that involve the same risks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. These Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. These Portfolios involve the risk that information about the stocks is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards. In addition, some foreign securities markets are less liquid than U.S. markets. This could cause a Portfolio to buy stocks at a higher price or sell stocks at a lower price than would be the case in a highly liquid market. Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets, and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S. Certain stocks may be held in the form of American Depositary Receipts or other similar receipts ("ADRs"). ADRs represent receipts for foreign common stock deposited with a custodian (which may include the Trustee). The ADRs in the Portfolios, if any, trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. ADRs generally involve the same types of risks as foreign common stock held directly. Some ADRs may experience less liquidity than the underlying common stocks traded in their home market.

   EUROPE. The Great International Firms and Tele-Global Portfolios may invest significantly in stocks of European companies. These Portfolios involve additional risks that differ from an investment in United States companies. In recent years, many European countries have participated in the European Economic and Monetary Union (EMU) seeking to develop a unified European economy. For this reason and others, many European countries have experienced significant political, social and economic change in recent years. Any negative consequences resulting from these changes could affect the value of your Portfolio.

   On January 1, 1999, eleven EMU member countries introduced a new European currency called the Euro. This may result in uncertainties for European securities markets and operation of your Portfolio. This introduction requires the redenomination of European debt and equity securities over a period of time. This could result in various accounting differences and/or tax treatments that otherwise would not likely occur. As part of the Euro conversion, participating countries will no longer control their own monetary policies by directing independent interest rates or currency transactions. Instead, a new European Central Bank has authority to direct monetary policy, including money supply of the national currencies of the participating countries to the Euro. Certain EMU members, including the United Kingdom, are not implementing the Euro at this time. This could raise additional questions and complications within European markets. European markets could face significant difficulties if the Euro introduction does not take place as planned. These difficulties could include such things as severe currency fluctuations and market disruptions. No one can predict whether all phases of the conversion will take place as scheduled or whether future difficulties will occur. No one can predict the impact of the conversion. All of these issues could have a negative impact on the value of your Units.

   PACIFIC REGION. The Great International Firms and Tele-Global Portfolios may invest significantly in stocks of companies from Pacific region countries. These Portfolios involve additional risks that differ from an investment in United States companies. Social, political and economic instability has been significantly greater in Pacific region countries than that typically associated with the United States and Western European countries. Any instability could significantly disrupt Pacific region markets and could adversely affect the value of Units. Pacific region countries are in various stages of economic development. Some economies are substantially less developed than the U.S. economy. Adverse conditions in these countries can negatively impact the economies of countries in the region with more developed markets.

   Many of these countries depend significantly on international trade. As a result, protective trade barriers and the economic condition of their trading partners can hurt these economies. These countries may also be sensitive to world commodity prices and vulnerable to recession in other countries. While some Pacific region countries have experienced rapid growth, many countries have immature financial sectors, economic problems or archaic legal systems. Pacific region economies have experienced significant difficulties in recent years. Some of these difficulties include substantial declines in the value of currencies, gross domestic product and corporate earnings, political turmoil and stock market volatility. In 1997, a significant drop in Thailand's currency set off a wave of currency depreciations throughout South and Southeast Asia. Most of the area's stock markets fell dramatically in reaction to these events. Consumer demand in these countries has been weak due to a general reduction in global growth. Interest rates and inflation have also increased in many of these countries.

   NO FDIC GUARANTEE. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------

   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charges in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing your Portfolio, including the cost of preparing documents relating to the Portfolio (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses. Beginning on June 10, 2002, the secondary market sales charge for the Series B and Great International Firms Portfolios will be 4.50% and will not include deferred payments. The sales charge for the Series B, the Dow 30[SM] Index Portfolio and Great International Firms Portfolios will reduce by 0.5% on each subsequent October 16 to a minimum of 3.00%. The initial offering period sales charge is reduced as follows:

                               FOCUS
                              VALUE &
                             SERIES A             ALL
    TRANSACTION              PORTFOLIO           OTHER
      AMOUNT*              SALES CHARGE       PORTFOLIOS
  --------------          --------------    --------------
Less than $50,000             2.95%              4.50%
$50,000 - $99,999             2.70               4.25
$100,000 - $249,999           2.50               4.00
$250,000 - $499,999           2.25               3.50
$500,000 - $999,999           2.00               2.50
$1,000,000 or more            1.50               1.50

---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.


   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Portfolios for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase Units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).

   A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to the portion of the deferred sales charge that is retained by the Sponsor. Please refer to the section called "Wrap Fee and Advisory Accounts" for additional information on these purchases. Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

   During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of the Portfolios offered in this prospectus at the Public Offering Price per Unit less 1%.

   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

   Your Portfolio will charge the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the sales charge you must pay is less than the applicable deferred sales charge, you will be credited the difference between your sales charge and the deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Portfolio, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge to be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Portfolio business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.

   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Trustee in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units". The Sponsor will provide price dissemination and oversight services to each Portfolio.

   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as described below.

                              ENERGY,
                               FOCUS
                              VALUE &
                             SERIES A             ALL
    TRANSACTION              PORTFOLIO           OTHER
      AMOUNT*               CONCESSION        PORTFOLIOS
  --------------          --------------    --------------
Less than $50,000              2.25%              3.50%
$50,000 - $99,999              2.00               3.25
$100,000 - $249,999            1.75               3.00
$250,000 - $499,999            1.50               2.50
$500,000 - $999,999            1.25               1.50
$1,000,000 or more             0.75               0.75
---------------
 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.


   In addition to the regular concession or agency commission earned by selling firms, during the initial offering period any firm that distributes 500,000 - 999,999 Units will receive additional compensation of $.005 per Unit; any firm that distributes 1,000,000 - 1,999,999 Units will receive $.01 per Unit; any firm that distributes 2,000,000 - 2,999,999 Units will receive $.015 per Unit; and any firm that distributes 3,000,000 Units or more will receive $.02 per Unit. A firm may aggregate Units of a Series A Portfolio and a Series B Portfolio of the same Portfolio type to qualify for these compensation levels but may not aggregate among different types of Portfolios.

   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other Van Kampen unit investment trusts who use their redemption or termination proceeds to purchase Units of the Portfolios, the total concession or agency commission will amount to 1.30% per Unit for the Energy, Focus Value and Series A Portfolios, and 2.50% per Unit for the Series B, the Dow 30[SM] Index Portfolio and Great International Firms Portfolios. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Broker-dealers, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Portfolios. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Portfolio. These programs will not change the price Unitholders pay for their Units or the amount that a Portfolio will receive from the Units sold.

   SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in a Portfolio may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Portfolio to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Portfolio.

   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

WRAP FEE AND ADVISORY ACCOUNTS
--------------------------------------------------------------------------------

   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay the portion of the sales charge that is retained by your Portfolio's Sponsor, Van Kampen Funds Inc. For example, this table illustrates the transaction fees you will pay as a percentage of the Public Offering Price per Unit.

                                   ENERGY,
                                    FOCUS
                                   VALUE &         ALL
                                  SERIES A        OTHER
                                 PORTFOLIOS    PORTFOLIOS
                                 ----------    ----------
Fee paid on purchase              0.00%          0.00%
Deferred sponsor retention        0.70           1.00
                                 ----------    ----------
     Total                        0.70%          1.00%
                                 ==========    ==========


   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates are listed under "Summary of Essential Financial Information". In addition, a Portfolio structured as a "regulated investment company" for federal tax purposes will generally make required distributions at the end of each year. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options, if available. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.

   In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolios. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day.

   Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution during the five business days prior to a Portfolio's termination. Portfolios generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organization costs. For these purposes, the Trustee may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   UNITS. Ownership of Units is evidenced in book entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

   REPORTS PROVIDED. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------

   PORTFOLIO ADMINISTRATION. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   With respect to the Dow 30[SM] Index Portfolio only, purchases and sales of Securities will generally be made in an effort to maintain, to the extent practical, a portfolio that reflects the current components of the Dow Jones Industrial Average[SM]. If the Portfolio receives any securities or other property relating to the Securities in the Portfolio (such as those acquired in a merger or spin-off), the Trustee will sell the securities or other property and reinvest the proceeds in shares of the remaining Securities. If a Security is removed from the Dow Jones Industrial Average[SM], the Trustee will sell the Security and may reinvest the proceeds into any new securities added as components of the Dow Jones Industrial Average[SM] or into the other Securities if a new component is not added.

   With respect to the Great International Firms and The Dow 30[SM] Index Portfolios only, the Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to the Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that the Portfolio continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolio.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of a Portfolio's securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.

   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   TERMINATION. Each Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolios. See "Additional Information".

   LIMITATIONS ON LIABILITIES. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.

   SPONSOR. Van Kampen Funds Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

   PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Portfolios and returns over specified time periods on other similar Van Kampen trusts (which may show performance net of expenses and charges which the Portfolios would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Portfolios. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Portfolios are not managed and Unit price and return fluctuate with the value of stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of a Portfolio's relative performance for any future period.

   STYLE AND MARKET CAPITALIZATION. A balanced investment portfolio incorporates various style and market capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. A Portfolio is not a balanced investment portfolio itself and should not be your only investment. From time to time in advertising and sales materials we may utilize investment style and market capitalization categories to assist in determining the investment category that a Portfolio might fill within an investor's overall investment portfolio. Investors should note that investment style and market capitalization are not used in selecting the stocks for a Portfolio.

   We determine the style characteristics (growth or value) based on the types of stocks in a Portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We generally determine the market capitalization based on the weighted median market capitalization of a Portfolio. Investment style and capitalization characteristics will vary over time. We will not remove a Security from a Portfolio as a result of any change in characteristics.

TAXATION
--------------------------------------------------------------------------------

THE DOW 30[SM] INDEX PORTFOLIO AND
GREAT INTERNATIONAL FIRMS PORTFOLIO

   This section summarizes some of the main U.S. federal income tax consequences of owning Units of The Dow 30[SM] Index Portfolio and the Great International Firms Portfolio. The tax consequences of owning Units of other Portfolios are described in the following section. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

   Portfolio Status. Each of these Portfolio intend to qualify as a "regulated investment company" under the federal tax laws. If your Portfolio qualifies as a regulated investment company and distributes its income as required by the tax law, the Portfolio generally will not pay taxes on income.

   Distributions. Portfolio distributions are taxable to most investors. At the end of each year, you will receive a tax statement that separates your Portfolio's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. The tax status of your distributions from your Portfolio is not affected by whether you reinvest your distributions in additional Units or receive them in cash. In addition, the income from the Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

   Dividends Received Deduction. A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Portfolio, because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on the Units that are attributable to dividends received by the Portfolio from certain domestic corporations may be designated by the Portfolio as being eligible for the dividends received deduction.

   If You Sell or Redeem Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

   Taxation of Capital Gains and Losses. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years. Net capital gain equals net long-term capital gain minus net short- term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. However, if you receive a capital gain dividend from your Portfolio and sell your Unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to extent of the capital gain dividend received. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, that may be treated as long-term gain from property held for more than five years eligible for the 18% (or 8%) tax rate will be made based on regulations prescribed by the United Sates Treasury. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. In addition, the Internal Revenue Code treats certain capital gains as ordinary income in special situations.

   In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of portfolio securities when you redeem Units or when your Portfolio terminates. This distribution is subject to taxation and you will recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

   Deductibility of Portfolio Expenses. Expenses incurred and deducted by the Portfolio will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Portfolio expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of he individual's adjusted gross income.

   Foreign Tax Credit. If your Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Portfolio paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

ALL OTHER PORTFOLIOS

   This section summarizes some of the main U.S. federal income tax consequences of owning Units of Portfolios other than The Dow 30[SM] Index Portfolio and the Great International Firms Portfolio. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

   Portfolio Status. Your Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Portfolio, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Security when such income would be considered to be received by you if you directly owned your Portfolio's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from your Portfolio which you must take into account for federal income tax purposes is not reduced by amounts used to pay Portfolio expenses (including the deferred sales charge, if any).

   Your Tax Basis and Income or Loss Upon Disposition. If your Portfolio disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Portfolio asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Portfolio asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

   If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years. Because the Energy, Focus Value Portfolio and all Series A Portfolios terminate in less than five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the Securities of these Portfolios if you are eligible for and elect to receive an in-kind distribution at redemption or termination.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

   Exchanges. If you elect to reinvest the proceeds from your Portfolio into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of your Portfolio for Units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Securities under the wash sale provisions of the Internal Revenue Code.

   In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may request a distribution of Securities when you redeem your Units or at your Portfolio's termination. By electing to receive a distribution of Securities, you will receive whole shares of stock plus, possibly, cash.

   You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by your Portfolio. However, if you also receive cash in exchange for a fractional share of a Security or shares of a foreign Security held by your Portfolio, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such share(s) of the Security.

   Limitations on the Deductibility of Portfolio Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Portfolio's income, even if some of that income is used to pay Portfolio expenses. You may deduct your pro rata share of each expense paid by your Portfolio to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your Portfolio as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

   Foreign, State and Local Taxes. Distributions by your Portfolio that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by your Portfolio that are derived from certain dividends of Securities of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

   Some distributions by your Portfolio may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by your Portfolio, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

   Under the existing income tax laws of the State and City of New York, your Portfolio will not be taxed as a corporation, and the income of your Portfolio will be treated as the income of the Unitholders in the same manner as for federal income tax purposes.

PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------

   GENERAL. The fees and expenses of your portfolio will accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account of your Portfolio (Income Account for certain Portfolios). It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Sponsor's, Supervisor's, and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   TRUSTEE'S FEE. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   COMPENSATION OF SPONSOR AND SUPERVISOR. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

    MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. The Dow 30[SM] Index Portfolio will also pay a license fee to Dow Jones & Company, Inc. for use of certain service marks. Each Portfolio may pay the expenses of updating its registration statement each year.

OTHER MATTERS
--------------------------------------------------------------------------------

   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.

   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This prospectus does not contain all the information set forth in the registration statement filed by your Portfolio with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about your Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.




   TABLE OF CONTENTS

        TITLE                                    PAGE

   Summary of Essential Financial Information..     2

   Fee Table...................................     3

   Biotechnology & Pharmaceutical Portfolios...     4

   The Dow 30[SM] Index Portfolio................   8

   Energy Portfolio............................    10

   Focus Value Portfolio.......................    12

   Great International Firms Portfolio.........    15

   Internet Portfolios.........................    17

   Morgan Stanley Consumer

      Index[SM] Portfolios.......................  21

   Morgan Stanley High-Technology 35
      Index[SM] Portfolios.......................  24

   Semiconductor Portfolio.....................    27

   Tele-Global Portfolios......................    29

   Notes to Portfolios.........................    33

   The Securities..............................    34

   Report of Independent Certified
      Public Accountants.......................    35

   Statements of Condition ....................    36

   The Portfolios..............................   A-1

   Objectives and Securities Selection.........   A-1

   Risk Factors................................   A-2

   Public Offering.............................   A-6

   Retirement Accounts.........................  A-10

   Wrap Fee and Advisory Accounts..............  A-10

   Rights of Unitholders.......................  A-10

   Portfolio Administration....................  A-13

   Taxation....................................  A-15

   Portfolio Operating Expenses................  A-18

   Other Matters...............................  A-19

   Additional Information......................  A-19

--------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

                                                                       EMSPRO311

                                   PROSPECTUS
--------------------------------------------------------------------------------
                                OCTOBER 16, 2001

                                   VAN KAMPEN
                              FOCUS PORTFOLIOS([SM])
                       A DIVISION OF VAN KAMPEN FUNDS INC.


      BIOTECHNOLOGY & PHARMACEUTICAL
         PORTFOLIO, SERIES 17A

      BIOTECHNOLOGY & PHARMACEUTICAL
         PORTFOLIO, SERIES 17B

      THE DOW 30[SM] INDEX PORTFOLIO, SERIES 13

      ENERGY PORTFOLIO, SERIES 1

      FOCUS VALUE PORTFOLIO, SERIES 3

      GREAT INTERNATIONAL FIRMS PORTFOLIO, SERIES 19

      INTERNET PORTFOLIO, SERIES 31A
      INTERNET PORTFOLIO, SERIES 31B

      MORGAN STANLEY CONSUMER
         INDEX[SM] PORTFOLIO, SERIES 4A

      MORGAN STANLEY CONSUMER
         INDEX[SM] PORTFOLIO, SERIES 4B

      MORGAN STANLEY HIGH-TECHNOLOGY 35
         INDEX[SM] PORTFOLIO, SERIES 23A

      MORGAN STANLEY HIGH-TECHNOLOGY 35
         INDEX[SM] PORTFOLIO, SERIES 23B

      SEMICONDUCTOR PORTFOLIO, SERIES 9A

      TELE-GLOBAL PORTFOLIO, SERIES 17A
      TELE-GLOBAL PORTFOLIO, SERIES 17B



                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555




Please retain this prospectus for future reference.





                                   VAN KAMPEN

                             INFORMATION SUPPLEMENT
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 311

--------------------------------------------------------------------------------

     This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. This Information Supplement should be read in conjunction with the prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in a Portfolio and may not be used to offer or sell Units without the prospectus. Copies of the prospectus can be obtained by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus and all capitalized terms have been defined in the prospectus.

                                TABLE OF CONTENTS

                                                                  PAGE

        Risk Factors..............................................   2
        The Portfolios............................................   8
        Sponsor Information.......................................  10
        Trustee Information.......................................  10
        Portfolio Termination.....................................  11

RISK FACTORS

     PRICE VOLATILITY. Because the Portfolios invest in common stocks of U.S. and foreign companies, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively [SM]all number of stocks, you may encounter greater market risk than in a more diversified investment.

     DIVIDENDS. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     FOREIGN STOCKS. Because certain Portfolios invest in foreign common stocks, they involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

     FOREIGN CURRENCIES. Certain Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Trustee will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Portfolio might obtain had the Trustee sold the currency in the market at that time.

     LIQUIDITY. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

     ADDITIONAL UNITS. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage fees.

     VOTING. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

    TECHNOLOGY ISSUERS. Certain Portfolios are concentrated in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. These Portfolios, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.

   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of a Portfolio a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.

   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.

   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively [SM]all concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

   TELECOMMUNICATIONS ISSUERS. Because certain Portfolios are concentrated in the telecommunications industry, the value of the Units of these Portfolios may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility. While a portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, a Portfolio may also invest in [SM]aller telecommunications companies which may benefit from the development of new products and services. These [SM]aller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such [SM]aller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such [SM]aller companies may fluctuate to a greater degree than the prices of securities of other issuers.

   HEALTH CARE ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

   Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in your Portfolio.

    CONSUMER PRODUCT AND RETAIL ISSUERS. Certain Portfolios may invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

    ENERGY INDUSTRY. Certain Portfolios are concentrated in issuers within the energy industry. A portfolio concentrated in a single industry may present more risk than a portfolio of more broadly diversified investments. A Portfolio, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting issuers in the energy industry because any negative impact on the energy industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the risks inherent in the energy industry.

    These factors include political conditions in oil producing regions, including the Middle East, the actions of the Organization of Petroleum Exporting Countries (OPEC), the domestic and foreign supply of oil and gas, the level of consumer demand, weather conditions, the price and availability of alternative fuels and overall economic conditions. In addition, various factors, including the capacity and availability of oil and gas gathering systems and pipelines, changes in supply due to drilling by other producers and changes in demand, may have an adverse impact on the issuers of Securities. An issuer's revenues, profitability and liquidity are substantially dependent upon prevailing prices for oil and natural gas which can be extremely volatile and in past years have been depressed by excess total domestic and imported supplies. There can be no assurance that current price levels can be sustained. Prices also are affected by actions of state and local agencies, the United States and foreign governments, and international cartels. Any substantial or extended decline in the price of oil and/or natural gas would have a material adverse effect on the financial condition and results of operations of the issuers of the Securities, including reduced cash flow and borrowing capacity. If market factors were to change dramatically, the financial impact on an issuer could be substantial. The nature of the oil and gas business also involves a variety of risks, including the risks of operating hazards such as fires, explosions, cratering, blow-outs, and encountering formations with abnormal pressures, the occurrence of any of which could have a material adverse impact on the issuers of the Securities. Companies generally maintain insurance against some, but not all, of these risks. The occurrence of a significant event, however, that is not fully insured could have a material adverse effect on a issuer's financial position. In addition, the issuers may engage in oil and gas hedging activities to help reduce exposure to the volatility of oil and gas prices by hedging a portion of its production. These hedging arrangements may have an adverse impact on the financial condition of the issuers under certain circumstances and may limit potential gains by an issuer if the market prices for oil and gas were to rise substantially over the price established by the hedge.

    The future performance of oil and gas issuers is dependent upon the ability to find or acquire additional oil and gas reserves that are economically recoverable. Unless an issuer successfully replaces the reserves that it produces, reserves will decline, resulting eventually in a decrease in oil and gas production and lower revenues and cash flow from operations. There can be no assurance that any issuer will be able to acquire, at acceptable costs, producing oil and gas properties that contain economically recoverable reserves or that it will make such acquisitions at acceptable prices. In addition, exploitation, development and exploration involve numerous risks, including depositional or trapping uncertainties or other conditions that may result in dry holes, the failure to produce oil and gas in commercial quantities and the inability to fully produce discovered reserves.

    The production and sale of oil and gas are subject to a variety of federal, state, local and foreign government regulations, including regulations concerning the prevention of waste, the discharge of materials in the environment, the conservation of oil and natural gas, pollution, permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, the unitization and pooling of properties, and various other matters. Such laws and regulations have increased the costs of planning designing, drilling, installing, operating and abandoning oil and gas facilities. Many jurisdictions have imposed limitations on the production of oil and gas by restricting the rate of flow for oil and gas wells below their actual capacity to produce. During recent years there has been significant discussion by legislators concerning a variety of energy tax proposals. May states have raised state taxes on energy sources and additional increases may occur. There can be no assurance that significant costs for compliance will not be incurred by any issuer in the future.

    International investments may represent a significant portion of an issuer's total assets or reserves. Foreign properties, operations or investments may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, expropriation, import and export regulations and other foreign laws or policies as well as by laws and policies of the United States affecting foreign trade, taxation and investment. In addition, in the event of a dispute arising from foreign operations, an issuer may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign person to the jurisdiction of the courts in the United States.

   UTILITY ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the characteristics of the public utility industry and the risks which such an investment may entail. General problems of the public utility industry include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental, nuclear safety and other regulatory considerations, the difficulty of the capital markets absorbing utility debt and equity securities, the difficulty in obtaining fuel for electric generation at reasonable prices, and the effects of energy conservation. There is no assurance that public service commissions will grant rate increases in the future or that any such increases will be timely or adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, electric utility stock prices may be adversely affected as interest rates rise. Similarly, the success of certain companies is tied to a relatively [SM]all concentration of products or technologies with intense competition between companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

     Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment. Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation with their customers, on the one hand, or suppliers, on the other.

     Certain of the issuers of the Securities may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units.

     In view of the uncertainties discussed above, there can be no assurance that any utility company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on a company's financial condition, the results of its operations, its ability to make interest and principal payments on its outstanding debt or to pay dividends.

     Other general problems of the electric, gas and water utility industries (including state and local joint action power agencies) include rising costs of rail transportation to transport fossil fuels, the uncertainty of tran[SM]ission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy and environmental conservation efforts. Each of the problems referred to could adversely affect the ability of the issuers of any Securities to make dividend payments and the value of such Securities on redemption of your Units.

THE PORTFOLIOS

     Investors should note that the selection criteria were applied to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. Should a Security no longer meet the criteria used for selection for a Portfolio, such Security will not as a result thereof be removed from a Portfolio.

   THE MORGAN STANLEY INDICES. The Morgan Stanley indices (the "Indices") are the exclusive property of Morgan Stanley and is a service mark of Morgan Stanley and has been licensed for use by the Portfolios and Van Kampen Funds Inc.

   This fund is not sponsored, endorsed, sold or promoted by Morgan Stanley. Morgan Stanley makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the Indices to track general stock market performance. Morgan Stanley is the licensor of certain trademarks, service marks and trade names of Morgan Stanley and of the Indices which are determined, composed and calculated by Morgan Stanley without regard to the issuer of this fund or this fund. Morgan Stanley has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the Indices. Morgan Stanley is not responsible for and has not participated in the determination of or the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which Units of this fund is redeemable for cash. Morgan Stanley has no obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.

   ALTHOUGH MORGAN STANLEY SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDICES FROM SOURCES WHICH MORGAN STANLEY CONSIDERS RELIABLE, NEITHER MORGAN STANLEY NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MORGAN STANLEY HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORGAN STANLEY OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

   THE DOW 30[SM] INDEX PORTFOLIO. The Dow Jones Industrial Average ("DJIA") was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and its present size of 30 stocks on October 1, 1928. The following is the list as it currently appears:

      Alcoa, Inc.
      American Express Company
      AT&T Corporation
      Boeing Company
      Caterpillar, Inc.
      Citigroup, Inc.
      Coca-Cola Company
      Eastman Kodak Company
      E.I. du Pont de Nemours & Company
      Exxon Mobil Corporation
      General Electric Company
      General Motors Corporation
      Hewlett-Packard Company
      Home Depot Inc.
      Honeywell International Inc.
      Intel Corporation
      International Business Machines Corporation
      International Paper Company
      J.P. Morgan Chase & Company
      Johnson & Johnson
      McDonald's Corporation
      Merck & Company, Inc.
      Microsoft Corporation
      Minnesota Mining & Manufacturing Company
      Philip Morris Companies, Inc.
      Procter & Gamble Company
      SBC Communications Inc.
      United Technologies Corporation
      Wal-Mart Stores, Inc.
      Walt Disney Company



   "Dow Jones[SM]", "Dow Jones Industrial Average[SM]", "The Dow 30[SM]", "The Dow[SM]", and "DJIA[SM]" are proprietary to and service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by the Portfolio. The Portfolio is not sponsored, endorsed, sold or promoted by Dow Jones and Dow Jones makes no representation regarding the avisability of investing in any Portfolio.

   The hypothetical average annual total returns for the Dow Jones Industrial Average for certain years are shown in the table below.

                  1973         -13.16%
                  1974         -23.21%
                  1975          44.48%
                  1976          22.75%
                  1977         -12.70%
                  1978           2.69%
                  1979          10.52%
                  1980          21.41%
                  1981          -3.40%
                  1982          25.79%
                  1983          25.65%
                  1984           1.08%
                  1985          32.78%
                  1986          26.92%
                  1987           6.02%
                  1988          15.95%
                  1989          31.71%
                  1990          -0.58%
                  1991          23.93%
                  1992           7.35%
                  1993          16.74%
                  1994           4.95%
                  1995          36.49%
                  1996          28.58%
                  1997          24.78%
                  1998          18.13%
                  1999          27.01%
                  2000          -6.42%
          Thru 9/30/01          _____%


   The index is an unmanaged statistical composite and does not include payment of any sales changes or fees an investor would pay to purchase the securities it represents. If it had, results would have been less favorable. Futhermore, an investment cannot be made in an index. The historical performance of this index is shown for illustrative purposes only; it is not meant to forecast, imply or guarantee the future performance of any particular investment or any actual Portfolio, which wil vary. Securities in which the Portfolio invests may be different from those in this illustration or in the index. The performance shown is not that of any actual Portfolio itself because the Portfolio was not available during this time period. The investment return and principal value of the Portfolio will fuctuate with changes in market conditions. Units, when redeemed, may be worth more or less than their original cost.

SPONSOR INFORMATION

   Van Kampen Funds Inc. is the Sponsor of the Portfolios. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.

   Morgan Stanley Dean Witter & Co. is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.

     Van Kampen is one of the nation's largest investment management companies, with more than $__ billion in assets under management or supervision as of September 30, 2001. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2000, the total stockholders' equity of Van Kampen Funds Inc. was $161,761,917 (audited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. (This paragraph relates only to the Sponsor and not to the Portfolios or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION

     A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Portfolio and will include with such notice a form to enable qualified Unitholders to request an in kind distribution of the U.S.-traded equity securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the prior business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded equity securities in a Portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the securities will be paid in cash. Unitholders who do not, or who are not qualified to, request an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.



                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

        The facing sheet
        The prospectus
        The signatures
        The consents of independent public accountants and legal counsel

     The following exhibits:

     1.1  Trust Agreement (to be filed by amendment).

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 276 (File No. 333-55546) dated March 13, 2001.

     3.1 Opinion and consent of counsel as to legality of securities being registered (to be filed by amendment).

     3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered (to be filed by amendment).

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be filed by amendment).

     4.1  Consent of initial evaluator (to be filed by amendment).

     4.2 Consent of independent certified public accountants (to be filed by amendment).





                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 311 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 9th day of October, 2001.

                                         Van Kampen Focus Portfolios, Series 311
                                                        By Van Kampen Funds Inc.


                                                          By Christine K. Putong
                                                      --------------------------
                                                        Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on October 9, 2001 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )
                                    Officer                                   )

John H. Zimmermann III              President                                 )

Michael H. Santo                    Managing Director and Chief               )
                                    Operations and Technology Officer         )

                                                             Christine K. Putong
                                                           ---------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------

         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.